SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               23 March, 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 23 March, 2005 re: Director Shareholding



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
LLOYDS TSB GROUP plc

2. Name of director
JOHN ERIC DANIELS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. J.E. Daniels:     252,792

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):      2,169

Hill Samuel Offshore Trust Company Limited (HSOTC): 57,737

(excluding any conditional award of performance shares

under the Lloyds TSB performance share plan)



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
SEE SECTION 6

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 21st March, 2005, 32 shares were acquired by LTSBRCNL AESOP1 at 481p per share for Mr. Daniels, under the Lloyds TSB Group Shareplan, as follows:

     26 "partnership shares"; and

      6 "matching" shares.


The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



7. Number of shares/amount of stock acquired
SEE SECTION 6



8. Percentage of issued class
MINIMAL

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
ORDINARY SHARES OF 25p EACH

12. Price per share
SEE SECTION 6

13. Date of transaction
SEE SECTION 6

14. Date company informed
SEE SECTION 6

15. Total holding following this notification
MR. J.E. DANIELS:      252,792

LTSBRCNL AESOP1:      2,201

HSOTC:      57,737

(excluding any conditional award of performance shares

under the Lloyds TSB performance share plan)



16. Total percentage holding of issued class following this notification
MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
-

18. Period during which or date on which exercisable
-





19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved: class, number
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
-

22. Total number of shares or debentures over which options held following this notification
2,699,270

23. Any additional information
-

24. Name of contact and telephone number for queries
A.J. MICHIE, SECRETARY                         020 7356 1043

25. Name and signature of authorised company official responsible for making this notification
A.J. MICHIE, SECRETARY

Date of Notification
23RD MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.







                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
LLOYDS TSB GROUP plc

2. Name of director
MICHAEL EDWARD FAIREY

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
SEE SECTION 6

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Mr. Fairey:     69,159

Lloyds TSB Share Schemes Trustees Limited (LTSBSSTL):     1,079

Lloyds TSB Registrars Corporate Nominee Limited

AESOP1 account (LTSBRCNL AESOP1):      1,711

Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

- Mr. Fairey (Single company maxi ISA):     5,932

Hill Samuel Offshore Trust Company Limited (HSOTC):       31,901

(excluding any conditional award of performance shares

under the Lloyds TSB performance share plan)



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
SEE SECTION 6

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 21st March, 2005, 12 shares were acquired by LTSBRCNL AESOP1 at 481p per share for Mr. Fairey, under the Lloyds TSB Group Shareplan, as follows:
     6 "partnership shares"; and

     6 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.





7. Number of shares/amount of stock acquired
SEE SECTION 6

8. Percentage of issued class
MINIMAL

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
ORDINARY SHARES OF 25p EACH

12. Price per share
SEE SECTION 6

13. Date of transaction
SEE SECTION 6

14. Date company informed
SEE SECTION 6

15. Total holding following this notification
Mr. Fairey:     69,159

LTSBSSTL:     1,079

LTSBRCNL AESOP1:     1,723

LTSBR(I)NL:

- Mr. Fairey (Single company maxi ISA):     5,932

HSOTC:      31,901

(excluding any conditional award of performance shares

under the Lloyds TSB performance share plan)





16. Total percentage holding of issued class following this notification
MINIMAL



If a director has been granted options by the company please complete the following boxes.

17. Date of grant
-

18. Period during which or date on which exercisable
-





19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved: class, number
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
-

22. Total number of shares or debentures over which options held following this notification
2,210,376

23. Any additional information
-



24. Name of contact and telephone number for queries
A.J. MICHIE, SECRETARY               020 7356 1043

25. Name and signature of authorised company official responsible for making this notification
A.J. MICHIE, SECRETARY

Date of Notification
23RD MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
LLOYDS TSB GROUP plc

2. Name of director
MR. ARCHIBALD GERALD KANE

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
SEE SECTION 6

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mr. A.G. Kane:     94,125

    Miss D.M. Muirhead (Mrs. Kane):       613

    Lloyds TSB Share Schemes Trustees Limited (LTSBSSTL):      1,079

    Lloyds TSB Registrars Corporate Nominee Limited

    AESOP1 account (LTSBRCNL AESOP1):      2,169

    Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):

     - Mr. Kane: (Single company maxi ISA):     1,055

      Hill Samuel Offshore Trust Company Limited (HSOTC): 22,171

     (excluding any conditional award of performance shares

      under the Lloyds TSB performance share plan)



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
SEE SECTION 6

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 21st March, 2005, 32 shares were acquired by LTSBRCNL AESOP1 at 481p per share for Mr. Kane, under the Lloyds TSB Group Shareplan, as follows:

     26 "partnership shares"; and

      6 "matching" shares.


The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.




7. Number of shares/amount of stock acquired
SEE SECTION 6

8. Percentage of issued class
MINIMAL

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
ORDINARY SHARES ON 25p EACH

12. Price per share
SECTION 6

13. Date of transaction
SEE SECTION 6

14. Date company informed
SEE SECTION 6

15. Total holding following this notification

    Mr. A.G. Kane:     94,125

    Miss D.M. Muirhead (Mrs. Kane):       613

    LTSBSSTL:      1,079

    LTSBRCNL AESOP1:      2,201

    LTSBR(I)NL:

    - Mr. Kane: (Single company maxi ISA):      1,055

    HSOTC:     22,171

(excluding any conditional award of performance shares

under the Lloyds TSB performance share plan)



16. Total percentage holding of issued class following this notification
MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
-

18. Period during which or date on which exercisable
-





19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved: class, number
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
-

22. Total number of shares or debentures over which options held following this notification
1,887,352

23. Any additional information
-



24. Name of contact and telephone number for queries
A.J. MICHIE, SECRETARY                         020 7356 1043

25. Name and signature of authorised company official responsible for making this notification
A.J. MICHIE, SECRETARY

Date of Notification
23RD MARCH, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.









The London Stock Exchange
RNS
10 Paternoster Square
London
EC4M 7LS
                                                            22nd March, 2005






Dear Sirs

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors


Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, transferred 45,959 ordinary shares of 25p each in the capital of Lloyds TSB Group plc from Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares), following the forfeiture of shares, under the rules of Shareplan, by participants who have left the group.


The following directors, together with some 77,000 other employees, are potential participants in Shareplan and are, therefore, to be treated as interested in the 628,309 shares held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares).


Mr. J.E. Daniels

Mr. M.E. Fairey

Mr. A.G. Kane

Mr. D.P. Pritchard

Mr. G.T. Tate

Mrs. H.A. Weir


This notification is made to comply with paragraph 16.13 of the listing rules.

Yours faithfully






        A.J. Michie

        Secretary





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  23 March, 2005